As filed with the Securities and Exchange Commission on April 29, 2011

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                                              File No. 812-_____

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In the matter of

First Trust Exchange-Traded Fund
First Trust Exchange-Traded Fund II
First Trust Exchange-Traded Fund III
First Trust Exchange-Traded Fund IV
First Trust Exchange-Traded AlphaDEX(R) Fund
First Trust Exchange-Traded AlphaDEX(R) Fund II
First Trust Series Fund
First Defined Portfolio Fund, LLC
First Trust Advisors L.P. and
First Trust Portfolios L.P.
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Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the "1940 Act"), for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.

All communications, notices and orders to:

First Trust Exchange-Traded Fund                    Eric F. Fess
First Trust Exchange-Traded Fund II                 Felice R. Foundos
First Trust Exchange-Traded Fund III                Suzanne M. Russell
First Trust Exchange-Traded Fund IV                 Chapman and Cutler LLP
First Trust Exchange-Traded AlphaDEX(R) Fund        111 West Monroe
First Trust Exchange-Traded AlphaDEX(R) Fund II     Chicago, IL  60603
First Trust Series Fund
First Defined Portfolio Fund, LLC
First Trust Advisors L.P.
First Trust Portfolios L.P.
120 East Liberty Drive, Suite 400
Wheaton, IL  60187
Attn:  W. Scott Jardine


                    Page 1 of 31 sequentially numbered pages

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In the matter of:                                )  APPLICATION FOR AN ORDER
                                                 )  UNDER SECTION 12(D)(1)(J) OF
First Trust Exchange-Traded Fund                 )  THE INVESTMENT COMPANY ACT
First Trust Exchange-Traded Fund II              )  OF 1940, AS AMENDED (THE
First Trust Exchange-Traded Fund III             )  "1940 ACT"), FOR EXEMPTIONS
First Trust Exchange-Traded Fund IV              )  FROM SECTIONS 12(D)(1)(A),
First Trust Exchange Traded-AlphaDEX(R) Fund     )  12(D)(1)(B) AND 12(D)(1)(C)
First Trust Exchange Traded-AlphaDEX(R) Fund II  )  OF THE 1940 ACT, AND UNDER
First Trust Series Fund                          )  SECTIONS 6(C) AND 17(B) OF
First Defined Portfolio Fund, LLC                )  THE 1940 ACT FOR AN
First Trust Advisors L.P. and                    )  EXEMPTION FROM SECTION 17(A)
First Trust Portfolios L.P.                      )  OF THE 1940 ACT



I.    INTRODUCTION

      First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded AlphaDEX(R) Fund and First Trust Exchange-Traded AlphaDEX(R) Fund II (each an "ETF Trust"), First Trust Series Fund (the "Series Trust"), First Defined Portfolio Fund, LLC ("First Defined" and, together with the Series Trust and the ETF Trusts, the "Acquiring Companies"), First Trust Advisors L.P. (the "Advisor") and First Trust Portfolios L.P. (the "Distributor" and, together with the Advisor and the Acquiring Companies, the "Applicants")(1) hereby submit this application (this "Application") for an order of the U.S. Securities and Exchange Commission (the "Commission") as described below. The Applicants request that the order also extend to any future series of the Acquiring Companies, and any other existing or future registered open-end management investment companies and any series thereof that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the "1940 Act"), as the Acquiring Companies and are, or may in the future be, advised by the Advisor or any other investment adviser controlling, controlled by, or under common control with the Advisor (together with the existing series of the Acquiring Companies, each a "Fund," and collectively, the "Funds").

      The Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the 1940 Act exempting them from the limitations set forth in Sections 12(d)(1)(A), (B) and (C) of the 1940 Act to the extent necessary to permit: (1) a Fund (each a "Fund of Funds," and collectively, the "Funds of Funds") to acquire shares of registered management investment companies, including open-end management investment companies (each an "Unaffiliated Open-End Investment Company"), closed-end management investment companies (each an "Unaffiliated Closed-End Investment Company" and, together with the Unaffiliated Open-End Investment Companies, the "Unaffiliated Investment Companies"), and unit investment trusts ("UITs") that are not part of the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the

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1     All references herein to the term "Advisor" include successors-in-interest to the Advisor, including, but not limited to, any registered investment adviser that assumes substantially all of the assets of an Advisor.


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1940 Act, as the Funds of Funds (the "Unaffiliated Trusts," and together with the Unaffiliated Investment Companies, the "Unaffiliated Funds"); (2) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") ("Broker") to sell shares of such Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire (a) shares of other registered investment companies, including open-end management investment companies and series thereof, closed-end management investment companies and UITs in the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Funds of Funds and (b) shares of investment companies advised or sub-advised by the Advisor or another investment adviser controlled by, controlling or under common control with the Advisor (collectively, the "Affiliated Funds," and, together with the Unaffiliated Funds, the "Underlying Funds"(2)); and (4) the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds. The Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the 1940 Act exempting the transactions described in (1) through
(4) above from Section 17(a) of the 1940 Act to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as described in this Application. Certain of the Unaffiliated Funds may be registered under the 1940 Act as either UITs or open-end management investment companies and have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices. In addition to investing in Underlying Funds, each Fund of Funds may invest in other securities and financial instruments that are not issued by registered investment companies and that are consistent with its investment objective(s) and restrictions ("Other Investments").

      The Applicants' requested relief differs from the existing precedent granting exemptive relief from the limitations of Section 12(d)(1) of the 1940 Act to management investment companies only in that the Applicants seek an order that would allow the Acquiring Companies to invest in closed-end investment companies in addition to open-end investment companies and UITs. As discussed more fully below, however, the Applicants' requested relief is consistent with the protection of investors as well as with Section 12(d)(1) exemptive relief previously granted to UITs permitting them to invest in closed-end funds.

      All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of this Application.


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2     Funds of Funds may invest in Underlying Funds that consist of combinations of Unaffiliated Funds and Affiliated Funds.

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II.   THE APPLICANTS

      A. THE ACQUIRING COMPANIES

      Each Acquiring Company is or will be registered under the 1940 Act. Each Acquiring Company other than First Defined was organized as a Massachusetts business trust. First Defined was organized as a Delaware limited liability company. The ETF Trusts have received exemptive relief to offer series that sell their shares on a national securities exchange at negotiated prices (collectively, the "ETFs" and each, an "ETF").(3) Each ETF represents a separate investment portfolio. As of the date of the filing of this Application, each ETF Trust other than First Trust Exchange-Traded Fund III and First Trust Exchange-Traded Fund IV has series with publicly outstanding shares. In addition, as of the date of the filing of this Application, First Defined has eight, and the Series Fund has two, existing series.

B. THE ADVISOR

      The Advisor is a registered investment adviser under the Investment Advisers Act of 1940 with its principal office located at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

C. THE DISTRIBUTOR

      The Distributor is a Broker and currently serves as the principal underwriter and distributor for the Funds. The Applicants request that the order requested herein apply to the Distributor and to any future principal underwriter and distributor for any of the Funds that complies with the terms and conditions of this Application.


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3     Pursuant to relief previously obtained, the applicable Applicants may, in general terms, operate actively managed exchange-traded funds that invest primarily in equity securities. In the Matter of First Trust Advisors L.P., et al., Investment Company Act Release Nos. 28421 (Sept. 29, 2008) (notice) and 28468 (Oct. 27, 2008) (order). In addition, pursuant to relief previously obtained, the applicable Applicants may, in general terms, operate exchange-traded funds that invest primarily in equity securities selected to correspond generally to the price and yield performance of a specified domestic or international equity securities index. In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27051 (Aug. 26, 2005) (notice) and 27068 (Sept. 20, 2005) (order), as amended by In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27772 (Mar. 30, 2007) (notice) and 27784 (Apr. 25, 2007) (order). In addition, the ETF Trusts, the Advisor and the Distributor have applied to the Commission for exemptive relief (1) to operate actively managed exchange-traded funds that, in general terms, invest in fixed income securities and combinations of fixed income securities and equity securities and (2) to operate exchange-traded funds that, in general terms, invest in fixed income securities and combinations of fixed income securities and equity securities selected to correspond generally to the price and yield performance of a specified domestic or international securities index.

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III.  INVESTMENT STRATEGIES OF THE FUNDS

      Each Fund's investment objective(s) and investment strategies are or will be described in its prospectus and statement of additional information. Certain Funds are or may be structured as "funds of funds," as they invest or may invest a portion or all of their assets in the securities of investment companies. Because certain Funds invest in the shares of the Underlying Funds, they are subject to the limitations of Section 12(d)(1) of the 1940 Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies.

      The Advisor seeks to create Funds that invest in securities that are issued by entities that are, or that may be deemed to be, investment companies, including securities that are held, or that may be held, by UITs sponsored and deposited by the Distributor (each, a "First Trust UIT" and, collectively, the "First Trust UITs"). The Advisor serves as the portfolio supervisor and evaluator for the First Trust UITs. Certain of the First Trust UITs invest in securities of other investment companies in reliance on an order from the Commission pursuant to Section 12(d)(1)(J) of the 1940 Act (the "UIT Order").(4) The UIT Order permits each First Trust UIT to acquire shares of registered investment companies in excess of the percentage limits set by Sections 12(d)(1)(A) and (C) of the 1940 Act. It also permits such registered investment companies to sell such shares to a First Trust UIT in excess of the limitations set forth in Section 12(d)(1)(B) of the 1940 Act.

      Section 12(d)(1)(F) of the 1940 Act exempts a registered investment company from the limits of Section 12(d)(1) on investing in other investment companies so long as the acquiring fund complies with the limits set forth therein. More specifically, Section 12(d)(1)(F)(i) provides that immediately after the purchase or acquisition of the securities of another investment company, not more than 3% of the total outstanding stock of such issuer may be owned by such registered investment company and all affiliated persons of such registered investment company (the "3% Limitation"). The Applicants assume (without necessarily conceding) that for purposes of compliance with the 3% Limitation, the First Trust UITs are affiliated persons of the Funds. Over time, compliance with the requirements of Section 12(d)(1)(F) has become more difficult as the Funds and the First Trust UITs have gathered additional assets, and new Funds and new First Trust UITs have been created.

      The restrictions of Section 12(d)(1), coupled with the increasing difficulty in complying with Section 12(d)(1)(F), could inhibit the ability of the Advisor to develop and market new products with investment objectives and/or strategies that would include investing in other investment companies. For example, the Advisor may be precluded from creating ETFs that would track and replicate certain underlying indices of closed-end investment companies if, taking into account shares of such closed-end investment companies owned by the First Trust UITs, the 3% Limitation would be exceeded, making the exemption

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4     See Investment Company Act Release Nos. 26261 (Nov. 21, 2003) (notice) and
      26297 (Dec. 17, 2003) (order).

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provided by Section 12(d)(1)(F) unavailable. In view of the foregoing, the
Applicants are seeking exemptive relief from Section 12(d)(1) as specified herein.

IV.   APPLICABLE LAW AND LEGAL ANALYSIS

      A.    SECTION 12(D)(1)

      (1)   EXPLANATION OF SECTION 12(D)(1)

      Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1) of the 1940 Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

      o     duplicative costs;

      o the exercise of undue influence or control over the underlying funds; and

      o     the complexity of such arrangements.(5)

      Specifically, Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

      Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or
(b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

      Section 12(d)(1)(C) provides, in pertinent part, that "[i]t shall be unlawful for any investment company (the 'acquiring company') and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies


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5     See Report of the Commission on the Public Policy Implications of
      Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

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controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company."

      (2)   REQUEST FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 12(D)(1)(J)

      Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the 1940 Act from the limitations of Sections 12(d)(1)(A), (B) and (C) to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) and (C) of the 1940 Act; and (ii) the Underlying Funds, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the 1940 Act.

      For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and (C). Accordingly, the Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

      (3)   NO UNDUE INFLUENCE

      The Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds' investment in the Affiliated Funds, since they are part of the same group of investment companies. Each Unaffiliated Investment Company will operate independently as determined by its own board of directors or trustees ("Board") and management. Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect(6), and they will not take any action to influence the investment advisers or Boards of the Underlying Funds. Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, the Applicants submit that:

      o the Advisor and any person controlling, controlled by or under common control with the Advisor, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act advised or sponsored by the Advisor or any person controlling, controlled by or under common control with the Advisor (collectively, the "Group") will not


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6     Applicants acknowledge the requirement to file a Schedule 13G with the
      Commission with respect to beneficial ownership of more than 5% of any equity security issued by an Underlying Fund.

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            control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, and

      o any other investment adviser within the meaning of Section 2(a)(20)(B) of the 1940 Act to a Fund of Funds ("Sub-Adviser") and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the "Sub-Adviser Group") will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.

      If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, then, except for the First Trust UITs, it will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares; provided, however, that with respect to a Fund's investments in Unaffiliated Closed-End Investment Companies, the Group, except for the First Trust UITs, will vote its shares in the same proportion as the vote of all other holders of shares of such closed-end investment company regardless of whether the 25% threshold is reached. This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

      To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds or the Advisor, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a "Fund of Funds Affiliate") from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an "Unaffiliated Fund Affiliate"). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

      In addition to the foregoing, with respect to investments in Unaffiliated Open-End Investment Companies, this Application contains numerous conditions designed to limit the potential for undue influence and conflicts of interest similar to those seen in the precedent granted for investing in open-end funds, including requirements for the Unaffiliated Open-End Investment Companies to enter into Participation Agreements (as defined below) and adopt certain procedures if certain conditions are met. However, the Advisor believes that, in contrast to an Unaffiliated Open-End Investment Company which continually

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offers its shares, an Unaffiliated Closed-End Investment Company and its Board
may not be inclined to adopt procedures or enter into a Participation Agreement as there is little economic incentive to do so. Accordingly, the Applicants have designed two alternative conditions that apply to investments in Unaffiliated Closed-End Investment Companies, as described further below.

      With respect to investing in Unaffiliated Open-End Investment Companies, in seeking to limit the potential for undue influence and conflicts of interest, Condition 3 provides that prior to investing in Unaffiliated Open-End Investment Companies, the Board of each Fund of Funds, including a majority of the trustees who are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act (the "Independent Trustees"), will adopt procedures reasonably designed to assure that the Advisor and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Open-End Investment Company or an Unaffiliated Fund Affiliate thereof in connection with any services or transactions.

      Condition 4 further provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Open-End Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Open-End Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Open-End Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Open-End Investment Company; (b) is within the range of consideration that the Unaffiliated Open-End Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Open-End Investment Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

      Additionally, Condition 5 provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an "Underwriting Affiliate," except that any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an "Affiliated Underwriting."

      Condition 6 further requires that the Board of an Unaffiliated Open-End Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Open-End Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Open-End


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Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Open-End Investment Company will be required to review these procedures periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Open-End Investment Company. The Board of the Unaffiliated Open-End Investment Company will be required to consider, among other things:
(a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Open-End Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Open-End Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Open-End Investment Company will be required to take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

      Condition 7 will require that the Unaffiliated Open-End Investment Company keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Open-End Investment Company will be required to maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and to maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Open-End Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Open-End Investment Company were made.

      To further assure that an Unaffiliated Open-End Investment Company understands and appreciates the implications of a Fund of Funds' investment under the requested exemptive relief, as required by Condition 8, prior to its investment in the shares of an Unaffiliated Open-End Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the 1940 Act, a Fund of Funds and the Unaffiliated Open-End Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the "Participation Agreement"). At the time of its investment in shares of an Unaffiliated Open-End Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Open-End Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Open-End Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Open-End Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Open-End Investment Company and the Fund of


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Funds will be required to maintain and preserve a copy of the order, the
Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Open-End Investment Company (other than a fund whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.(7)

      With respect to investments by a Funds of Funds in Unaffiliated Closed-End Investment Companies, to limit any undue influence or conflicts of interest, Condition 13 provides that the Board of the Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that the Fund, its Advisor, any Sub-Adviser or any Fund of Funds Affiliate does not receive any consideration from an Unaffiliated Closed-End Investment Company or any Unaffiliated Fund Affiliate thereof in connection with any services or transactions. Further, Condition 14 requires that the Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that no Fund of Funds or Fund of Funds Affiliate sells any security to, or otherwise serves as a principal underwriter in connection with any offering of securities to, an Unaffiliated Closed-End Investment Company. As the Fund of Funds and any Fund of Fund Affiliates will adopt procedures to preclude receiving compensation from the Unaffiliated Closed-End Investment Company and from serving as a principal underwriter in connection with an offering of securities to an Unaffiliated Closed-End Investment Company, the conditions requiring the Board of the Underlying Fund to make certain findings regarding consideration paid for such services and monitoring purchases in Affiliated Underwritings are rendered moot. In addition, the Applicants do not believe that it is necessary for the Board of an Unaffiliated Closed-End Investment Company to make any findings with respect to an investment by a Fund of Funds in excess of the normally applicable statutory limits given that (1) the Applicants will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect, (2) except for the First Trust UITs, each of the Group and the Sub-Adviser Group will vote its shares of an Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of shares of such Underlying Fund and (3) because closed-end investment companies do not issue redeemable securities, the proposed structure will not pose a threat of large-scale redemptions for Unaffiliated Closed-End Investment Companies.

      (4)   NO EXCESSIVE LAYERING OF FEES

      Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds may pay advisory fees to their adviser. In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund


--------

7 An Unaffiliated Open-End Investment Company (including an ETF) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the 1940 Act by declining to execute the Participation Agreement with the Fund of Funds.

administration (e.g., fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

      Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

      To assure that the investment advisory or management fees are not duplicative, prior to the approval of any investment advisory contract under
Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, will find that the advisory fees charged under a Fund of Funds' advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

      In addition, the Advisor will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Open-End Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Advisor, or an affiliated person of the Advisor, other than any advisory fees paid to the Advisor or an affiliated person of the Advisor by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

      With respect to investments in a Fund of Funds, any service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in the Financial Industry Regulatory Authority ("FINRA") Conduct Rule 2830.

      (5)   STRUCTURE IS NOT OVERLY COMPLEX

      The proposed arrangement will not create an overly complex fund structure that would confuse investors, because no Fund of Funds will acquire securities of an Underlying Fund unless the Underlying Fund has a policy that it will not acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act;
(b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

      Additionally, the proposed arrangement will not confuse investors because the Funds of Funds' prospectus and sales literature will contain clear, concise "plain English" disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

      B.    SECTION 17(A)

      Section 17(a) of the 1940 Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An "affiliated person" of another person is defined in
Section 2(a)(3) of the 1940 Act as:

            (A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person;
            (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

      The sale of shares by the Underlying Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under
Section 17(a).(8) For example, because the Advisor serves as investment adviser to the Funds of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Advisor and, therefore, affiliated persons of one another. The Funds of Funds and the Underlying Funds may also be deemed to be affiliated persons of one another if a Fund of Funds owns 5% or more of the outstanding voting securities of one or more of such Underlying Funds.


--------

8 The Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e) of the 1940 Act. The Participation Agreement also will include this acknowledgement.

      Section 17(b) of the 1940 Act, however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under
Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;
(2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

      Additionally, Section 6(c) of the 1940 Act provides that: "[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title."

      The Applicants believe that the proposed transactions satisfy the requirements for relief under both Sections 17(b) and 6(c) of the 1940 Act as the terms are fair and reasonable and do not involve overreaching. The terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund. Finally, the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the 1940 Act. The investment by a Fund of Funds in shares of the Underlying Funds and the issuance of shares of the Underlying Funds to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds.

V.    PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

      The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated open-end investment companies. See In the Matter of Schwab Capital Trust, et al. ("Schwab"), Investment Company Act Release Nos. 24067 (Oct. 1, 1999) (notice) and 24113 (Oct. 27, 1999) (order) (the "Schwab Order"). Schwab requested an exemption under Section 12(d)(1)(J) of the 1940 Act from Sections 12(d)(1)(A) and (B) of the 1940 Act to permit certain series of the Schwab trusts ("Schwab Trusts") to invest (a) in other series of the Schwab Trusts and other registered open-end management investment companies that are part of the same "group of investment companies" as defined in Section 12(d)(1)(G) of the 1940 Act, and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Schwab Trusts. The Schwab Order also


--------

9 The Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Unaffiliated Fund. To the extent that a Fund of Funds purchases or redeems shares from an ETF that is an affiliated person of the Fund of Funds in exchange for a basket of specified securities as described in the application for the exemptive order upon which the ETF relies, the Applicants also request relief from Section 17(a) of the 1940 Act for those transactions.

permits the Schwab Trusts to make direct investments in stocks, bonds, and any other securities which are consistent with their investment objective(s).(10)

      The Applicants also note that substantially similar relief was granted in In the Matter of Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29442 (Sept. 27, 2010) (notice) and (Oct. 25, 2010) (order); In the Matter of EQ Advisors Trust, et al., Investment Company Act Release Nos. 29294 (June 4, 2010) (notice) and 29336 (June 30, 2010) (order); In the Matter of Goldman Sachs Trust, et al., Investment Company Act Release Nos. 28347 (July 31, 2008) (notice) and 28366 (Aug. 26, 2008) (order); In the Matter of Northern Institutional Funds, et al., Investment Company Act Release Nos. 28119 (Jan, 16, 2008) (notice) and 28149 (Feb. 12, 2008) (order); In the Matter of John Hancock Trust, et al., Investment Company Act Release Nos. 27848 (May 30, 2007) (notice) and 27873 (June 26, 2007) (order); In the Matter of Van Eck Worldwide Insurance Trust, et al., Investment Company Act Release Nos. 27820 (May 9, 2007) (notice) and 27849 (June 1, 2007) (order); and In the Matter of Members Mutual Funds, et al., Investment Company Act Release Nos. 27598 (Dec. 13, 2006) (notice) and 27657 (Jan. 9, 2007) (order).

      The Applicants' requested relief differs from this precedent only in that the Applicants seek an order that would allow the Acquiring Companies to invest in closed-end investment companies, in addition to open-end investment companies and UITs. The Commission has granted Section 12(d)(1) exemptive relief to funds of funds organized as UITs, which extends to investments in both open-end and closed-end funds.(11) Prior orders issued to funds of funds organized as management investment companies, however, do not extend relief to funds of funds' investments in closed-end funds. The Applicants do not see any policy reason to restrict Section 12(d)(1) exemptive relief to investments in open-end funds. Indeed, the Applicants believe that a Fund of Funds' investments in closed-end funds raise fewer of the concerns to be addressed by Section 12(d) than do investments in open-end funds. One of the principal concerns intended to be addressed by Section 12(d) is the potential for a fund of funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large scale redemptions. This concern is not applicable to Fund of Funds investment in closed-end funds because closed-end funds do not issue redeemable securities. Rather, sales can only be effected through transactions in the secondary market. Because these sales would not require the closed-end fund to alter its investments nor deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of a closed-end fund through threats of sales of shares. In addition, the Applicants have proposed several conditions, including conditions pertaining specifically to investments in closed-end funds, to address concerns about undue influence through means other than threats of sales of shares. With respect to the other


--------

10 See also In the Matter of MetLife Investors USA Insurance Company, et al., Investment Company Act Release Nos. 27028 (Aug. 11, 2005) (notice) and 27059 (Sept. 7, 2005) (order).

11 See, e.g., the UIT Order; In the Matter of Matrix Capital Group, Inc., et al., Investment Company Act Release Nos. 26173 (Sept. 4, 2003) (notice) and 26197 (Sept. 30, 2003) (order); In the Matter of Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (Mar. 13, 2001) (notice) and 24930 (Apr. 6, 2001) (order); and In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios, Investment Company Act Release Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order).

      concerns designed to be addressed by Section 12(d)(1), including layering of fees and expenses, and unnecessary complexity, the Applicants see no distinction between open-end funds and closed-end funds and believe that these concerns are appropriately addressed through the conditions specified in this Application.

VI.   CONCLUSIONS

      Based upon the foregoing, the Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act to issue an order (i) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a) and (ii) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C).

VII.  APPLICANTS' CONDITIONS

      The Applicants agree that the order granting the requested relief shall be subject to the following conditions:

            1. The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, then the Group or the Sub-Adviser Group, except for the First Trust UITs, will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares; provided, however, that with respect to a Fund's investments in Unaffiliated Closed-End Investment Companies, the Group, except for the First Trust UITs, will vote its shares in the same proportion as the vote of all other holders of shares of such closed-end investment company regardless of whether the 25% threshold is reached. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of
      Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

            2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

            3. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Advisor and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Open-End Investment Company or any Unaffiliated Fund Affiliate thereof in connection with any services or transactions.

            4. Once an investment by a Fund of Funds in the securities of an Unaffiliated Open-End Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Open-End Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Open-End Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Open-End Investment Company; (b) is within the range of consideration that the Unaffiliated Open-End Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Open-End Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

            5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

            6. The Board of an Unaffiliated Open-End Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Open-End Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Open-End Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Open-End Investment Company will review these procedures periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Open-End Investment Company. The Board of the Unaffiliated Open-End Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Open-End Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Open-End Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Open-End Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

            7. Each Unaffiliated Open-End Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Open-End Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate's members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Open-End Investment Company were made.

            8. Prior to its investment in shares of an Unaffiliated Open-End Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, the Fund of Funds and the Unaffiliated Open-End Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Open-End Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Open-End Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Open-End Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Open-End Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Open-End Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

            9. Before approving any advisory contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

            10. The Advisor will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Open-End Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Advisor, or an affiliated person of the Advisor, other than any advisory fees paid to the Advisor or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

            11. Any service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in FINRA Conduct Rule 2830.

            12. No Fund of Funds will acquire securities of an Underlying Fund unless the Underlying Fund has a policy that it will not acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits contained in
      Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

            13. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that the Fund, its Advisor, any Sub-Adviser or any Fund of Funds Affiliate does not receive any consideration from an Unaffiliated Closed-End Investment Company or any Unaffiliated Fund Affiliate thereof in connection with any services or transactions.

            14. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that no Fund of Funds or Fund of Funds Affiliate sells any security to, or otherwise serves as a principal underwriter in connection with any offering of securities to, an Unaffiliated Closed-End Investment Company.

VIII. PROCEDURAL MATTERS

      All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

      The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

      The Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

IX.   REQUEST FOR AN ORDER OF EXEMPTION

      For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act granting the relief sought by this Application. The Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

X.    NAMES AND ADDRESSES

      The following are the names and addresses of the Applicants:

                 First Trust Exchange-Traded Fund
                 First Trust Exchange-Traded Fund II
                 First Trust Exchange-Traded Fund III
                 First Trust Exchange-Traded Fund IV
                 First Trust Exchange-Traded AlphaDEX(R) Fund
                 First Trust Exchange-Traded AlphaDEX(R) Fund II
                 First Trust Series Fund
                 First Defined Portfolio Fund, LLC
                 First Trust Advisors L.P.
                 First Trust Portfolios L.P.
                 120 East Liberty Drive, Suite 400
                 Wheaton, IL  60187

                                 FIRST TRUST EXCHANGE-TRADED FUND


                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: President

                                 FIRST TRUST EXCHANGE-TRADED FUND II


                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: President

                                 FIRST TRUST EXCHANGE-TRADED FUND III


                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: President

                                 FIRST TRUST EXCHANGE TRADED FUND IV


                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: President

                                 FIRST TRUST EXCHANGE-TRADED AlphaDEX(R) FUND


                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: President

                                 FIRST TRUST EXCHANGE-TRADED AlphaDEX(R) FUND II


                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: President

                                 FIRST TRUST SERIES FUND


                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: President

                                 FIRST DEFINED PORTFOLIO FUND, LLC


                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: President

                                 FIRST TRUST ADVISORS L.P.


                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: Chief Executive Officer

                                 FIRST TRUST PORTFOLIOS L.P.


                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: Chief Executive Officer

Dated: April 29, 2011

XI.   AUTHORIZATION AND SIGNATURES

      In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Advisors L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P. pursuant to the general authority vested in him as Chief Executive Officer.

                                 FIRST TRUST ADVISORS L.P.


                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: Chief Executive Officer

Dated as of: April 29, 2011

      In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Portfolios L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P. pursuant to the general authority vested in him as Chief Executive Officer.

                                 FIRST TRUST PORTFOLIOS L.P.


                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: Chief Executive Officer

Dated as of: April 29, 2011

      In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Exchange-Traded AlphaDEX(R) Fund II, First Trust Series Fund and First Defined Portfolio Fund, LLC (collectively, the "Investment Companies"). James A. Bowen is authorized to sign and file this document on behalf of the Investment Companies pursuant to (a) the general authority vested in him as President and
(b) resolutions adopted by the respective Boards of Trustees, which are attached hereto as Appendix A.

                                 FIRST TRUST EXCHANGE-TRADED FUND

                                 FIRST TRUST EXCHANGE-TRADED FUND II

                                 FIRST TRUST EXCHANGE-TRADED FUND III

                                 FIRST TRUST EXCHANGE-TRADED FUND IV

                                 FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND

                                 FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II

                                 FIRST TRUST SERIES FUND

                                 FIRST DEFINED PORTFOLIO FUND, LLC


                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: President

Dated as of: April 29, 2011

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST ADVISORS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: Chief Executive Officer

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST PORTFOLIOS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: Chief Executive Officer

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST EXCHANGE-TRADED FUND, FIRST TRUST EXCHANGE-TRADED FUND II, FIRST TRUST EXCHANGE-TRADED FUND III, FIRST TRUST EXCHANGE-TRADED FUND IV, FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND, FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II, FIRST TRUST SERIES FUND and FIRST DEFINED PORTFOLIO FUND, LLC; that he is President of such companies; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                 By:       /s/ James A. Bowen
                                     -------------------------------------------
                                     Name:  James A. Bowen
                                     Title: President

                                   APPENDIX A

  THE BOARDS OF TRUSTEES OF EACH OF THE FIRST TRUST FUNDS LISTED ON SCHEDULE 1
   HERETO (COLLECTIVELY, THE "FUNDS") EACH ADOPTED THE FOLLOWING RESOLUTIONS

                  WHEREAS, Section 12(d)(1)(A) of the Investment
            Company Act of 1940, as amended (the "1940 Act"), in general terms, prohibits a registered investment company from acquiring securities of any other investment company in excess of certain percentage limits; and

                  WHEREAS, Section 12(d)(1)(B) of the 1940 Act, in
            general terms, prohibits a registered open-end investment company, its principal underwriter, or any broker-dealer from selling shares of such investment company to any other investment company in excess of certain percentage limits; and

                  WHEREAS, Section 12(d)(1)(C) of the 1940 Act, in
            general terms, prohibits an investment company from acquiring securities of a registered closed-end investment company if, as a result, the acquiring company and other investment companies with the same investment adviser will own more than 10% of the total outstanding voting stock of the closed-end company (Sections 12(d)(1)(A), (B) and (C) are referred to collectively as the "Statutory Limitations"); and

                  WHEREAS, certain existing and future series of the
            Funds ("acquiring funds") may seek to invest in other registered investment companies that are within or outside the same group of investment companies as the Funds (including open-end investment companies (including exchange-traded funds), closed-end investment companies and unit investment trusts; collectively, "acquired funds") in excess of the Statutory Limitations; and

                  WHEREAS, Section 17(a) of the 1940 Act generally
            prohibits certain transactions between registered investment companies and their "affiliated persons" (as defined in the 1940 Act), or "affiliated persons" of such persons; and

                  WHEREAS, certain of the acquired funds in which
            the acquiring funds may seek to invest may be affiliated persons, or affiliated persons of affiliated persons, of the acquired funds and, therefore, Section 17(a) may prohibit the purchases and redemptions by such acquiring funds of securities of the acquired funds and the sales and redemptions by the acquired funds of their securities in transactions with such acquiring funds ("affiliated transactions"); and

                  WHEREAS, First Trust Advisors L.P., the investment
            adviser to the Funds, recommends that the Funds be authorized to seek an order of exemption (an "Order of Exemption") from the Securities and Exchange Commission (the "Commission") that contains relief that will permit, among other things, the acquiring funds to invest in acquired funds in excess of the Statutory Limitations.

                  NOW THEREFORE BE IT

                  RESOLVED, that James A. Bowen and any other
            appropriate officer of each Fund be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of the respective Fund and in its name, an Application or Applications in such form as such officer, or any one of them, deems necessary or appropriate seeking exemptions from various provisions of the 1940 Act to the extent necessary to permit, among other things (as described in such Application or Applications), (a) the acquiring funds to invest in acquired funds in excess of the Statutory Limitations,
            (b) the acquired funds, their principal underwriters, and any broker-dealer to sell shares or units, as applicable, of such acquired funds to the acquiring funds and (c) the acquiring funds and the acquired funds to engage in affiliated transactions in connection therewith; and

                  FURTHER RESOLVED, that James A. Bowen and any
            other appropriate officer of the respective Fund be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Fund such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and

                  FURTHER RESOLVED, that upon issuance of an Order
            of Exemption by the Commission in accordance with the terms and conditions of any Application described above, the respective Fund is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.

SCHEDULE 1

                        First Trust Exchange-Traded Fund
                      First Trust Exchange-Traded Fund II
                      First Trust Exchange-Traded Fund III
                      First Trust Exchange-Traded Fund IV
                   First Trust Exchange-Traded AlphaDEX(R) Fund
                 First Trust Exchange-Traded AlphaDEX(R) Fund II
                            First Trust Series Fund
                       First Defined Portfolio Fund, LLC